Exhibit 99.2

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 608,889,540

Date: May 6, 2021

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 106 dispensaries, 23 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International (as defined herein), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On March 9, 2021, Curaleaf announced it had entered into a definitive share purchase agreement to acquire all of the issued and outstanding shares of EMMAC Life Sciences Limited (“EMMAC”), an independent cannabis company operating in the United Kingdom and Europe. The acquisition of EMMAC closed on April 7, 2021.

Please see the Issuer’s press release dated March 9, 2021 and April 7, 2021 filed on the Issuer’s website and on the Issuer’s SEDAR profile at www.sedar.com, and the Issuer’s Forms 9 filed with the CSE on March 16, 2021 and April 7, 2021, for more information. Additional information can also be found in the material change report filed by the Issuer on March 19, 2021, a copy of which can be found on the Issuer’s SEDAR profile at www.sedar.com.

On April 5, 2021, Curaleaf announced new branding for Illinois retail locations, the opening of a new store in Westmont, IL, and its contribution to IL social equity partners.

Please see the Issuer’s press release dated April 5, 2021 filed on the Issuer’s website for more information.

On April 8, 2021, Curaleaf announced the opening of two new retail locations in greater Philadelphia, as well as the rebrand of nine retail locations in Pennsylvania.

Please see the Issuer’s press release dated April 8, 2021 filed on the Issuer’s website for more information.

On April 30, 2021, Curaleaf announced the opening of its first Curaleaf-branded adult-use store in Maine.

Please see the Issuer’s press release dated April 30, 2021 filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, participated in print interviews with Barron’s on March 30, 2021 and Forbes on April 13, 2021 and broadcast interviews with Bloomberg TV on April 7, 2021 and with Yahoo! Finance on April 20, 2021. Mr. Jordan also interviewed with the True Trading Group on April 20, 2021. Mr. Jordan participated in one on one investor meetings at the Virtual 33rd Annual ROTH Conference on April 7, 2021. He also participated in one on one investor meetings at the 2021 Virtual Canada Cross Sector Insight Conference on April 21, 2021.

Joseph F. Lusardi, Executive Vice Chairman, participated in one on one investor meetings at the Virtual 33rd Annual ROTH Conference on April 7, 2021, and also participated in one on one investor meetings at the 2021 Virtual Canada Cross Sector Insight Conference on April 21, 2021.

Joseph D. Bayern, CEO, participated in one on one investor meetings at the Virtual 33rd Annual ROTH Conference on April 7, 2021 and also participated in one on one investor meetings at the 2021 Virtual Canada Cross Sector Insight Conference on April 21, 2021.

Michael Carlotti, CFO, participated in one on one investor meetings at the Virtual 33rd Annual ROTH Conference on April 7, 2021 and also participated in one on one investor meetings at the 2021 Virtual Canada Cross Sector Insight Conference on April 21, 2021.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

In connection with the acquisition of EMMAC (more fully described below), Curaleaf established Curaleaf International Holdings Limited ("Curaleaf International") in Guernsey to hold the EMMAC investment and further its European expansion. To accelerate the expansion of Curaleaf International, Curaleaf secured an investment of US$130 million from a single strategic institutional investor in exchange for 31.5% equity stake in Curaleaf International, implying a $413 million post money valuation, with US$80 million in cash available to spend. The subscription funded the entire cash portion of the EMMAC acquisition consideration of US$50 million with the remaining US$80 million to be used to fund Curaleaf International's current capital expenditures plan through 2022, as well as its pipeline of potential acquisitions.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf will have control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permits either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting in 2025.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

In April 2021, Curaleaf announced that it had successfully completed its previously announced acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe, for base consideration of approximately US$50 million in cash and approximately 16.5 million subordinate voting shares of Curaleaf, with additional consideration to be paid based upon the successful achievement of performance milestones.

The transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP an investment fund managed by Mr. Boris Jordan, the Executive Chairman of the board of directors of the Issuer and control person of the Issuer, having an interest in the transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Issuer relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Issuer obtain a formal valuation of the transaction and that the transaction receive the approval of the minority shareholders of the Issuer.

The terms of the transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of the Issuer free from any conflict of interest with respect to the transaction (the “Special Committee”), all of which are independent members of the board of directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Issuer as part of the transaction is fair from a financial point of view, to the Issuer. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the transaction.

Post-transaction, the former shareholders of EMMAC have approximately 3% pro forma ownership of the Issuer on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration paid through the issuance of Subordinate Voting Shares is subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the shares received, with release of 5% from such restrictions at the end of each calendar quarter following the closing. The transaction has been unanimously approved by the boards of directors of both EMMAC and the Issuer, with Mr. Boris Jordan abstaining from the voting.

Please see the Issuer’s press releases dated March 9, 2021 and April 7, 2021 filed on the Issuer’s website and on the Issuer’s SEDAR profile at www.sedar.com, and the Issuer’s Forms 9 filed with the CSE on March 16, 2021 and April 7, 2021, for more information. Additional information can also be found in the material change report filed by the Issuer on March 19, 2021, a copy of which can be found on the Issuer’s SEDAR profile at www.sedar.com.

8.	Describe the acquisition of new customers or loss of customers.

Please see Item 1 of this report for new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As at April 30, 2021, the Issuer had a total of 4,817 employees, which includes 401 new hires and 226 terminations in the month of April.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against (1) claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest and (2) purported class actions alleging, among other things, mislabelling and fraud related to sales of the Select brand, in most cases related to periods prior to the Company’s acquisition of the brand in February 2020.

Connecticut

No updates since this matter was last reported on the Form 7 filed with the CSE on April 13, 2021.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	269,508	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.

Subordinate Voting Shares	16,420,495	Shares issued in connection with the acquisition of EMMAC Life Sciences Limited.	Working capital requirements and other general corporate purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

Effective March 31, 2021, Michael Carlotti, Chief Financial Officer of the Issuer, entered into a medical leave of absence and, to cover for the temporary vacancy created in connection with Mr. Carlotti’s leave of absence, Ms. Christine Taylor, the Senior Vice President – Finance & Accounting of the Issuer, will cover the day-to-day responsibilities of the Chief Financial Officer.

Effective April 2, 2021, Mr. Jason White resigned from his role as Chief Marketing Officer of the Issuer and left Curaleaf.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Concerns about Marijuana Efficacy and Safety

Adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand. Recent medical alerts by the Centers for Disease Control (CDC) and future bans on the sale of vaping products in the locations Curaleaf serves, and recent state health agencies’ approaches to vaping related illness and other issues directly related to cannabis consumption could potentially create an inability to fully implement Curaleaf's expansion strategy and may have a material adverse effect on Curaleaf's business, results of operations or prospects.

Recently, the U.S. media has reported an apparent new trend in the distribution to consumers of hemp-based products purporting to contain the ingredient Delta-8 tetrahydrocannabinol (“Delta-8 THC”), one of many cannabinoids that are found in the cannabis plant. Most Delta-8 THC on the market is derived from the chemical conversion of hemp-derived cannabidiol (“CBD”). Notably, the Drug Enforcement Act includes Delta-8 THC on its list of controlled substances (updated August 2020) under “tetrahydrocannabinols,” but Section 12619(b) of the 2018 Farm Bill legislation expressly carved out “tetrahydrocannabinols in hemp” of the 2018 Farm Bill thus leaving some lack of clarity regarding the legal status of this substance. Delta-8 THC products appear to offer a similar but somewhat less intoxicating psychotropic effect in users.

Anecdotal reports indicate that Delta-8 THC products are being manufactured and distributed in the U.S outside of state licensed cannabis processors and dispensaries including, for example, through convenience stores, gas stations and even via the Internet to consumers under the age of 21. Moreover, these products do not appear to be subject to the testing requirements applicable to Delta-9 THC products. These products are being sold without state mandated cannabis excise taxes applied, thus leading to significant price differentials with Delta-9 THC products. As of now, neither federal nor most state government authorities have issued specific regulations or other guidance regarding the legality of these products.

Given the pricing differential and the absence of state cannabis excise taxes, continued proliferation of unregulated Delta-8 THC products through unlicensed distribution points could ultimately alter certain elements of the current Delta-9 THC market in the U.S.

COVID-19

The novel coronavirus commonly referred to as "COVID-19" was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by former President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

• Mandatory Closures. In response to the pandemic, many states and localities implemented mandatory closures of, or limitations to, businesses to prevent the spread of COVID-19; this impacted the Company’s operations. Subsequently, the Company’s business was deemed an "essential service," permitting it to stay open despite the mandatory closure of non-essential businesses. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precautions and changes in local infection rates. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

• Customer Impact. While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe "social distancing", it may have material negative impact on demand for its products while the pandemic continues. While the Company has implemented measures, where permitted, such as "curb side" sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

• Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in the Company’s supply chain may affect its ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

• Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible "social distancing" measures recommended by such bodies as the Centers for Disease Control (CDC), the Presidential Administration, as well as state and local governments. The Company has cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel, and contact tracing following reports of employee infection. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to increased COVID-19 infection rates in certain locales. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate at desired levels in some or all locations. The Company continues to address a limited number of complaints about the efficacy of its COVID-related precautions made both directly to the Company or indirectly through complaints to regulatory authorities.

• Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which the Company operates may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business. The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is reassessing its response to the COVID-19 pandemic on an ongoing basis.

• Limited availability of vaccine. On December 11, 2020, the federal Food and Drug Administration (FDA) issued an emergency use authorization (EUA) for the Pfizer BioN-Tech COVID-19 vaccine, the first such approval. Additional EUAs were issued on December 18, 2020 for a vaccine created by Moderna, and on February 27, 2021 for a vaccine created by Janssen Biotech (a Johnson & Johnson affiliate). As of May 4, 2021, the CDC reports that approximately 247 million doses of the various vaccines have been administered in the U.S., although both the Pfizer and Moderna vaccines require the administration of two doses for full effectiveness. On March 2, 2021, President Biden stated that the U.S. will have sufficient vaccine supply for all adults by the end of May 2021. Actual delivery of the vaccines to individuals, however, is controlled by state and local governments using various prioritization criteria and states continue to impose activity limitations and other precautions on businesses during this period until the vaccine is widely disseminated. In addition, there can be no assurance of when the Company’s employees in any particular jurisdiction will be able to access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

● Continuing restrictions in Europe. Countries in Europe continue to be severely impacted by COVID-19, experiencing a second (and third) wave in 2021. Each country in Europe has adopted its own public health response, but the larger economies (being Germany, the UK, Italy, Spain and France) have imposed strict “lock-down” measures and closed non-essential businesses for extended periods (with many restrictions still in place currently). Cannabis consumption in Europe is however exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Import and export licenses have been granted to allow cannabis and medical products to move between countries (albeit sometimes with regulatory delays as public health authorities have faced a number of pandemic-related priorities during the period). Whilst the Company has faced delays and difficulties (similar to the impact detailed above impacting operations in North America) and the Company’s manufacturing sites in Spain and the UK, and its cultivation site in Portugal, have continued operations without significant disruption. The Company expects operations to continue to be impacted by COVID-19 related public health restrictions until such time as infection rates in relevant countries, mortality rates, and vaccine numbers, reach levels that allow Governments to lift current restrictions.

The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase the Company’s costs of doing business, reduce its margins and potentially result in losses. While the Company has not to date experienced any overall material negative impact on its operations or financial results related to the impact of the pandemic, so long as the pandemic and measures taken in response to the pandemic are not abated, substantial risk of such impact remains, which could negatively impact the Company’s ability to generate revenue and/or profits, raise capital and complete its development plans.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) statements regarding the acquisition of EMMAC, (ii) the Issuer's current litigation and arbitration proceedings, (iii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana, (iv) the emergence of the new Delta 8 THC trend and its potential impacts on the Company, and (v) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated May 6, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended April 30, 2021	Date of Report YY/MM/D May 6, 2021
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com